[SUTHERLAND ASBILL & BRENNAN LLP]

DODIE KENT

DIRECT LINE: 212-389-5080

E-mail: Dodie.Kent@sutherland.com

April 3, 2019

VIA EMAIL AND EDGAR

Commissioners

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549-8629

Re:	Great American Life Insurance Company
Pre-Effective Amendment No.1 to Registration Statement on Form S-1 Filed on February 14, 2019

Commissioners:

On behalf of Great American Life Insurance Company (the “Company”), we are transmitting for filing under the Securities Act of 1933, as amended (the “1933 Act”), a pre-effective amendment (“Amendment No. 1”) to the above-referenced Form S-1 Registration Statement (the “2019 Registration Statement”) for certain deferred annuity contracts (the “Contracts”).

The Contracts are currently covered by a Form S-1 registration statement (the “Prior Registration Statement”). The effective date of the Prior Registration Statement was February 16, 2016. It has been updated annually by post-effective amendment filings.

The Company filed the 2019 Registration Statement in order to continue the offering of the Contracts and included annual updating changes at that time. The 2019 Registration Statement was filed on February 14, 2019, prior to the third anniversary of the effective date of the Prior Registration Statement.

We are now filing Pre-Effective Amendment No.1 to include certain additional non-material changes and to request selective review, which we believe is appropriate.

Amendment No. 1 includes the following changes to the prospectus dated May 1, 2018, which was included in Post-Effective Amendment No. 4 to the Prior Registration Statement.

•	Modifications to the description of the process used to notify Contract owners of the Maximum Gains and Declared Rate that will apply for the next Term, which are beneficial to investors.

•	Enhancements to the “Risk Factors Related to GALIC’s Business” section.

•	Other non-material changes that the Company deemed appropriate (many of which were included in the February 14, 2019 filing).

In order to facilitate your review, we have provided, in chart format, a summary of the changes.

Section	Description of Changes
“Great American Life’s General Account”	Moved to new location

“Legal Matters”	Moved to new location

“Overview”	Simplified formatting, refined disclosures, and integrated routine updating changes

“Directors and Executive Officers of Great American Life”	Routine updating changes

“Executive Compensation”	Replaced disclosures regarding compensation with disclosure explaining that Great American Life does not have any employees and its parent provides personnel pursuant to a Service Agreement

“Director Compensation”	Added disclosure stating that Great American Life directors do not receive additional compensation in that capacity

“Director Independence”	Adding disclosure stating that Great American Life directors are not independent

“Compensation Committee Interlocks and Insider Participation”	adding disclosure that there is no compensation committee

“Security Ownership of Certain Beneficial Owners and Management”	Routine updating changes

“Transactions With Related Persons”	Conforming changes to “Executive Compensation” section and integrate updating changes

The Company intends to file a subsequent pre-effective amendment to bring the Company’s financial statements and other financial information included in the prospectus up to date.

If Amendment No. 1 were eligible to be filed pursuant to Rule 485 under the 1933 Act, the Company would make the filing pursuant to Rule 485(b) because it does not include any material changes compared to the currently effective registration statement other than those that would be permitted by Rule 485(b).

In these circumstances, we believe a limited staff review is appropriate.

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The Company respectfully requests that the Staff review Amendment No. 1 as soon as possible. The Company, if practicable, is seeking to have the Registration Statement be effective on or before May 1, 2019.

If you have any questions regarding Amendment No. 1 or any other matter related to the registration of the offering of the Contracts, please do not hesitate to contact me at 212-389-5080.

Sincerely,

/s/ Dodie Kent

Dodie Kent